




Alessandro Della Nina · 2nd

Vice President at Oaktree Capital Management, L.P.

London, England, United Kingdom · 500+ connections ·

Contact info

Oaktree Capital Management, L.P.

INSEAD

Experience



Oaktree Capital Management, L.P.
3 yrs 10 mos

Vice President
Full-time
Jan 2021 – Present · 4 mos

Associate
Jul 2017 – Jan 2021 · 3 yrs 7 mos
London, United Kingdom

European Principal Group:
- Private Equity
- Platform investing
- Direct lending

Co-Founder & Lead investor
ACDN - Vehicle for personal investments
2015 – Present · 6 yrs
Milano, Italia

Portfolio

L'Orto di Jack
- Digitally-enabled omnichannel player (B2B / B2C / Retail) focused on high quality ...see more



Board Observer
Duologi · Full-time
Mar 2019 – Present · 2 yrs 2 mos
London, England, United Kingdom

- Consumer lending and Professional fee funding business that leverages technology to improve decisioning and monetization of customer data



Board Observer
ezbob · Full-time
May 2019 – Present · 2 yrs
London, England, United Kingdom

- Lending-as-a-service fintech powering digital transformation with AI capabilities



Business Analyst
McKinsey & Company
Sep 2014 – Aug 2016 · 2 yrs

- Due diligence and M&A projects in Financial advisory, Consumer goods, and Asset management
- Operations improvement in Banking (customer segmentation, NPLs) and DIY Retail (pricing)

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Education



INSEAD
Master of Business Administration (MBA), Finance, with Distinction
2016 – 2017
Activities and Societies: Private Equity Club



Università Commerciale 'Luigi Bocconi' / Bocconi University
Master's degree in International Management, Double Degree, 110/110 Cum Laude
2012 – 2014



Fudan University
Master's degree in International Management, Double Degree, 110/110 Cum Laude
2012 – 2014

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Licenses & certifications

CFA Level 2
CFA Institute
Issued Jul 2018 · No Expiration Date

See credential

CFA Level 1
CFA Institute
Issued Jan 2018 · No Expiration Date

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Skills & endorsements

Microsoft Office · 39

Endorsed by **Carlo Alberto Minasi, who is highly skilled at this**

Public Relations · 28

Jitin Kumar Tiwari and 27 connections have given endorsements for this skill

Strategic Planning · 19

Jitin Kumar Tiwari and 18 connections have given endorsements for this skill

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